Exhibit 12(b)

                              XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Year ended December 31  ($ in millions)  1999   1998*    1997    1996    1995

Fixed Charges:
  Interest expense                     $  803  $  749  $  617  $  592  $  603
  Rental expense                          132     145     140     140     142
    Total fixed charges before
     capitalized interest and
     preferred stock dividend
     of subsidiary                        935     894     757     732     745
  Capitalized interest                      8       -       -       -       -
  Preferred stock dividend of
   subsidiary                              55      55      50       -       -
    Total fixed charges                $  998     949  $  807  $  732  $  745

Earnings available for fixed charges:
  Earnings**                           $2,104  $  837  $2,268  $2,067  $1,980
  Less undistributed income in
   minority owned companies               (68)    (27)    (84)    (84)    (90)
  Add fixed charges before capitalized
   interest and preferred stock
   dividend of subsidiary                 935     894     757     732     745
    Total earnings available for
     fixed charges                     $2,971  $1,704  $2,941  $2,715  $2,635

Ratio of earnings to fixed
 charges (1)(2)                          2.98    1.80    3.64    3.71    3.54


(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividend requirements of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent pay-downs. Discontinued operations consist of the Company's Insurance, Other Financial Services, and Third Party Financing and Real Estate businesses.

(2) The Company's ratio of earnings to fixed charges includes the effect of the Company's finance subsidiaries, which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.

 * Excluding the effects of the charges recorded in connection with the 1998 restructuring plan, the ratio of earnings to fixed charges would be 3.55.

** Sum of "Income before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."







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